Exhibit 99.4

Press Release

HARVEST FILES YEAR END 2012 RESULTS AND HOSTS CONFERENCE CALL

CALGARY, ALBERTA – FEBRUARY 28, 2013: Harvest Operations Corp. (“Harvest” or the “Company”) (TSX: HTE.DB.E, HTE.DB.F and HTE.DB.G) announces that it has filed its financial and operating results for the year ended December 31, 2012 on February 28, 2013. The consolidated audited financial statements, notes and MD&A pertaining to the period will be available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the Harvest website at www.harvestenergy.ca.

CONFERENCE CALL

Harvest will be hosting a conference call to discuss our 2012 year end results and reserves information at 9:00 a.m. Mountain Standard Time (11:00 a.m. Eastern Standard Time) on Wednesday, March 6, 2013. Mr. Leslie G. Hogan, Chief Operating Officer will host the conference call.

Those interested in participating in the conference call by telephone may dial 1-877-240-9772 (International callers) or Toronto local dial 416-340-8527 a few minutes prior to start and request the Harvest conference call. The call will also be available for replay by dialing 1-800-408-3053 (International callers) or Toronto local dial 905-694-9451 and entering passcode 5302542.

CORPORATE PROFILE

Harvest is a wholly-owned, subsidiary of Korea National Oil Corporation (KNOC). Harvest is a significant operator in Canada’s energy industry offering stakeholders exposure to an integrated structure with the exploration, development and production of crude oil and natural gas (Upstream), an oil sands project under construction and development in northern Alberta (BlackGold) and refining and marketing of distillate, gasoline and fuel oil (Downstream) segments. Harvest's outstanding debentures are traded on the TSX under the symbols HTE.DB.E, HTE.DB.F and HTE.DB.G.

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

INVESTOR & MEDIA CONTACTS:

Investor Relations
Email: information@harvestenergy.ca
Toll Free Investor Mailbox: (866) 666-1178
Website: www.harvestenergy.ca

CORPORATE HEAD OFFICE:
Harvest Operations Corp.
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4